United States securities and exchange commission logo





                              August 3, 2023

       Geoffrey Stuart Davis
       Executive Vice President and Chief Financial Officer
       Melco Resorts & Entertainment LTD
       71 Robinson Road #04-03
       Singapore 068895

                                                        Re: Melco Resorts &
Entertainment LTD
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-33178

       Dear Geoffrey Stuart Davis:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 192

   1. We note your statement that you reviewed public filings and stockholder lists of your
                                                        Company and Melco
International in connection with your required submission under paragraph (a). Please
supplementally describe any additional materials that were
                                                        reviewed and tell us
whether you relied upon any legal opinions or third party
                                                        certifications such as
affidavits as the basis for your submission. In your response, please provide a similarly
detailed discussion of the materials reviewed and legal opinions or third party
certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and
(3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of the board of you or your consolidated foreign operating
entities are officials of the Chinese Communist Party. For instance, please tell us how the
board members    current or prior memberships on, or affiliations
                                                        with, committees of the
Chinese Communist Party factored into your determination. In addition, please tell
us whether you have relied upon third party certifications such as
 Geoffrey Stuart Davis
Melco Resorts & Entertainment LTD
August 3, 2023
Page 2
      affidavits as the basis for your disclosure.
3. We note your disclosure beginning on page 79 that appears to indicate you have consolidated foreign operating entities in Macau, the Philippines, and Cyprus. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
             With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Dunham at 202-551-3783 or Jennifer Gowetski at 202-551-
3401 with any questions.



                                                            Sincerely,
FirstName LastNameGeoffrey Stuart Davis
                                                            Division of
Corporation Finance
Comapany NameMelco Resorts & Entertainment LTD
                                                            Disclosure Review
Program
August 3, 2023 Page 2
cc:       David C. Lee
FirstName LastName